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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Leading Chinese Integrator to Use Magic Software’s iBOLT Integration Platform As Its Strategic Integration Solution

Or Yehuda, Israel (October 27, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology and Huadi Computer Co., Ltd one of the leaders of the Information industry in China, announced today that they have signed a 5 year agreement under which Huadi would provide solutions using the iBOLT integration platform. This agreement is expected to generate business of at least $3 Million Dollars for Magic within its duration.

Huadi has successfully implemented hundreds of projects, which cross over multiple vertical industries such as energy, communication, police, railway, petroleum, aerospace, shipping, insurance, education and etc. Huadi was founded as a joint venture of the Chinese Aerospace Corporation and Hewlett Packard.

Magic Software’s iBOLT is designed as a comprehensive, and cost-effective Business Process Integration and Composite Application framework. iBOLT seeks to rationalize competing standards and proprietary formats while quickly creating and dynamically deploying new business processes, services, and applications. Its innovative visual design tools, Data Mapper and integration wizards are positioned to assure enterprises of fast, successful, end-to-end business integration.

“This cooperation with Magic will help us reinforce our leadership in the business integration market in China. iBOLT will enable us to provide significant nationwide solutions faster and more efficiently then our competitors. Magic’s iBOLT delivers the powerful integration technology that we have been seeking for long time,” stated Mr. C.J Zhang, CEO of Huadi Computer Co., Ltd. This long term agreement will facilitate a strong relationship with Magic and we are confident that this will help us create more business opportunities in China.”

The first project that Huadi will utilize iBOLT for will be for a significant integration project for the Chinese police.

“This is a very significant milestone in the evolution of our business in China, the result of our persistent and patient work over the last few years” said David Assia, the Executive Chairman and co-founder of Magic Software. “We have spent the last 6 months working with Huadi to ensure that our cooperation will result in their positioning as the business integration leaders in China.” “ We believe that this partnership will leverage our presence in China and together with Huadi we will be able to develop much larger projects in additional government ministries,” added Meir Koren Magic’s Director for Asia Pacific.

This agreement between Magic and Huadi was brokered by Magic’s partner in China, the  Sunwah Group headed by Mr. Jonathan Choi, and Mr. Benjamin NG, the president of Sunwah IT, with whom Magic signed a strategic cooperation agreement, regarding China, over one year ago.

 The SunWah group, is a diversified conglomerate with businesses in six principal areas - Seafood and Foodstuff, Real estate, Financial services, Infrastructure, Technology and Media. Based in Hong Kong, the Group's activities span Mainland China, Macau, Vietnam, Myanmar, Cambodia, Singapore, Canada, Europe, USA and Australia.

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About Huadi

Huadi Computer Co., Ltd. was founded in 1994 as a joint venture invested by Chinese Aerospace Corporation and HP. With over 10 years development experience it has become a leader in Chinese information system development. Huadi has an annual turnover of almost 4 billion yuan, (500 Million USD) and over 300 employees.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: October 27, 2005